                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2000



                              INTRAWEST CORPORATION
                               (Registrant's name)

           SUITE 800, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6 CANADA
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F      Form 40-F  X
                                    ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes             No  X
                                    ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

TO OUR SHAREHOLDERS

The positive operating results from our first quarter of fiscal 2001 coupled with the pace of early bookings mark the beginning of what we are confident will be another successful year for Intrawest.

OPERATING RESULTS (ALL DOLLAR AMOUNTS ARE IN U S CURRENCY)

Total revenue for the first quarter ended September 30, 2000 increased to $132.0 million from $125.7 million in the first quarter of 1999. Total Company EBITDA for the quarter increased 32% to $15.5 million from $11.7 million compared with the same quarter last year. This strong performance was offset by higher interest, depreciation and amortization, and corporate expenses resulting in the seasonal loss from continuing operations for the period of $3.2 million or $0.07 per share, the same as last year.

Ski and resort operations revenue was $65.4 million, 19% more than last year's first quarter of $55.1 million. Summer revenue increased at every mountain resort except for Blue Mountain, Mont Ste. Marie and Mountain Creek, which experienced the coldest, wettest summer in over 20 years. Increased bed base, added amenities and successful event planning produced 41% revenue growth at Copper, 31% at Mammoth and 25% at Snowshoe. The warm-weather resorts also experienced strong summer business with revenue increases of 18% at Sandestin and 13% at Raven over last year. These revenue increases, combined with effective cost control, resulted in EBITDA from the operations division of $1.5 million compared with a loss of $0.8 million last year.

Revenue from the sale of real estate was $63.6 million in the quarter compared with $67.2 million last year. The Company has a greater weighting of closings in later quarters this year and is on-track to deliver an increase of more than 25% overall in real estate revenue with over 80% already closed or committed. A total of 269 units were delivered in the quarter, slightly more than last year, however the average revenue per unit was lower reflecting a higher percentage of condo-hotel and lot deliveries in 2000 than in 1999. The strong performance of the Resort Club continued into the first quarter with revenue growth of 49% to $9.1 million. Despite the decline in real estate revenue, operating profit from real estate sales increased 19% from $10.2 million to $12.1 million, again reflecting the mix of resorts and product types.

LATEST COMPANY DEVELOPMENTS

Over the past few months, our developments reflect the new growth model we described in our recent annual report where we will be concentrating less on major capital investments and more on leveraging our unique capabilities. This season we have launched several sophisticated e-commerce initiatives, which have broadened our distribution channels and have enabled us to book customized vacations suited specifically to our guests' needs.

The most visible new online customer interface is www.intrawest.net where guests can book their vacation in real-time, online. The technical back-end to this site is the same one that supports all of our online booking systems across our resort web sites so that customer information is streamlined. As a result, we compile detailed customer profiles so that we can deliver highly targeted marketing campaigns.

Intrawest Vacations is our integrated central reservations division, which operates under the newly formed banner of Resort Reservations Network, Inc., representing Whistler Resort Reservations, Mont Tremblant Reservations and now, Colorado Resort Reservations. This business is another important e-commerce initiative that we are expanding. It allows destination leisure travellers the convenience of one-stop-shopping by planning and booking customized vacation packages by using a multi-media contact center easily accessible to the customer. Bookings through this division on a year-to-date basis are running at $9.6 million for the upcoming season compared with $3.9 million last year. With a proven track record of performance, we are taking the reservations expertise we have established with this initiative and are offering it to resorts outside of the Intrawest network to give us unlimited global opportunities. With colorado.rezrez.com as our latest addition, other locations in key travel destination markets will soon be rolling out under the Resort Reservations Network (rezrez.com) brand name.

Another new initiative for Intrawest is the development of a National Sales Team. Over the past six months, we have opened offices in key markets including Los Angeles, Chicago and Toronto, and have hired specialists to increase our awareness among target consumers, with a particular focus on driving group business. We intend to launch this concept in other locations, including New York, over the next year.

DIVIDENDS

On November 14, 2000, the Board of Directors of the Company declared a dividend of Cdn.$0.08 per common share payable on January 24, 2001 to shareholders of record on January 10, 2001.

NRP SHARES

Since July 1, 2000 to date, the Company has purchased 101,800 non-resort preferred shares under its normal course issuer bid at an average cost of Cdn.$1.76 per non-resort preferred share. A quarterly redemption will not be made on January 1, 2001 since the funds available for distribution are below the threshold of Cdn.$2 million.

OUTLOOK

Early indicators for the season are positive, signaling another great year for Intrawest. Season pass sales revenue is up 39% over last year with Mammoth, which introduced a new season pass product, showing strong results. Lodging bookings are also up 14% compared with last year at this time. We expect all of our resorts to open on schedule.

We look forward to updating you on what we anticipate will be another season of strong operating performance.

On behalf of the Board,


/s/ Joe S. Houssian                      /s/ Daniel O. Jarvis
    Chairman, President and                  Executive Vice President
    Chief Executive Officer                  and Chief Financial Officer

    November 14, 2000

CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months ended September 30
(in thousands of U S dollars, except per share amounts) (unaudited)

=================================================================================
                                                       2000                1999
---------------------------------------------------------------------------------
REVENUE:
  Ski and resort operations                         $  65,358           $  55,106
  Real estate sales                                    63,615              67,222
  Rental properties                                     1,638               1,445
  Interest and other income                             1,407               1,945
---------------------------------------------------------------------------------
                                                      132,018             125,718
EXPENSES:
  Ski and resort operations                            63,824              55,904
  Real estate costs                                    51,496              57,002
  Rental properties                                       766                 665
  Interest                                             10,640               8,517
  Depreciation and amortization                         7,531               6,543
  General and administrative                            2,052               1,693
---------------------------------------------------------------------------------
                                                      136,309             130,324
---------------------------------------------------------------------------------
Loss before undernoted                                 (4,291)             (4,606)
Provision for income taxes                               (973)             (1,035)
---------------------------------------------------------------------------------
Loss before non-controlling interest
  and discontinued operations                          (3,318)             (3,571)
Non-controlling interest                                 (112)               (381)
---------------------------------------------------------------------------------
Loss from continuing operations                        (3,206)             (3,190)
Results of discontinued operations                         32                 238
---------------------------------------------------------------------------------
Loss for the period                                 $  (3,174)          $  (2,952)
=================================================================================
Loss per common share:
  Loss from continuing operations                   $   (0.07)          $   (0.07)
  Net loss                                          $   (0.07)          $   (0.07)
=================================================================================
Weighted average number of
  common shares outstanding (in thousands)             43,484              43,273
=================================================================================

CONSOLIDATED BALANCE SHEETS
As at September 30
(in thousands of US dollars) (unaudited)

==========================================================================================
                                                              2000                  1999
------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                              $    75,832           $    53,576
  Amounts receivable                                          60,064                48,761
  Other assets                                                94,929                42,584
  Properties:
    Resort                                                   306,090               193,931
    Discontinued operations                                       79                 8,487
  Future income taxes                                          4,445                    --
------------------------------------------------------------------------------------------
                                                             541,439               347,339
Ski and resort operations                                    800,059               714,477
Properties:
  Resort                                                     312,654               295,798
  Discontinued operations                                      9,126                10,305
Amounts receivable                                            38,552                29,671
Other assets                                                  70,590                72,607
Goodwill                                                      15,841                19,484
------------------------------------------------------------------------------------------
                                                         $ 1,788,261           $ 1,489,681
==========================================================================================
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
  Amounts payable                                        $   107,857           $   101,665
  Deferred revenue                                            72,456                43,431
  Bank and other indebtedness, current portion:
    Resort                                                   287,293               185,809
    Discontinued operations                                       82                 4,969
------------------------------------------------------------------------------------------
                                                             467,688               335,874
Bank and other indebtedness:
  Resort                                                     665,011               545,671
  Discontinued operations                                      4,161                 3,975
Due to joint venture partners                                  9,854                18,343
Deferred revenue                                              20,685                26,826
Future income taxes                                           82,344                    --
Deferred income taxes                                             --                14,760
Non-controlling interest in subsidiaries                      28,440                22,600
------------------------------------------------------------------------------------------
                                                           1,278,183               968,049
Shareholders' equity:
  Capital stock                                              414,395               430,473
  Retained earnings                                          128,779               133,336
  Foreign currency translation adjustment                    (33,096)              (42,177)
------------------------------------------------------------------------------------------
                                                             510,078               521,632
------------------------------------------------------------------------------------------
                                                         $ 1,788,261           $ 1,489,681
==========================================================================================

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the three months ended September 30
(in thousands of US dollars) (unaudited)

==============================================================================
                                                   2000                1999
------------------------------------------------------------------------------
Retained earnings, beginning of period          $ 131,953           $ 136,288
Loss for the period                                (3,174)             (2,952)
------------------------------------------------------------------------------
Retained earnings, end of period                $ 128,779           $ 133,336
==============================================================================


INFORMATION ON COMMON SHARES
As at September 30, 2000
AUTHORIZED
200,000,000 without par value

===============================================================================
                                                Number of
                                               common shares         Amount
-------------------------------------------------------------------------------
                                                                  (in thousands
                                                                  of US dollars)
                                                                   (unaudited)
ISSUED
September 30, 2000                              43,519,394         $  396,263
STOCK OPTIONS OUTSTANDING                        3,638,000

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended September 30
(in thousands of US dollars) (unaudited)

=================================================================================================
                                                                        2000                1999
-------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR)
OPERATIONS:
  Loss from continuing operations                                  $  (3,206)          $  (3,190)
  Items not affecting cash:
     Depreciation and amortization                                     7,531               6,543
     Non-controlling interest                                           (112)               (381)
-------------------------------------------------------------------------------------------------
  Cash flow from continuing operations                                 4,213               2,972
  Recovery of costs through real estate sales                         51,496              57,002
  Increase in amounts receivable, net                                 (4,019)             (1,125)
  Acquisition and development of properties held for sale            (97,372)            (77,097)
  Changes in non-cash operating working capital                      (62,684)             10,407
-------------------------------------------------------------------------------------------------
  Cash used for operating activities                                (108,366)             (7,841)
  Cash provided by discontinuing operations                            1,390               1,037
-------------------------------------------------------------------------------------------------
                                                                    (106,976)             (6,804)
FINANCING:
  Bank and other borrowings, net                                     120,856               1,871
  Issue of capital stock                                                 676                  --
  Redemption of non-resort preferred shares                                --             (8,705)
-------------------------------------------------------------------------------------------------
                                                                     121,532              (6,834)
INVESTMENTS:
  Expenditures on revenue-producing properties, net                     (489)               (206)
  Expenditures on ski and resort operation assets, net               (16,948)            (12,910)
  Expenditures on other assets, net                                     (272)             (2,127)
-------------------------------------------------------------------------------------------------
                                                                     (17,709)            (15,243)
-------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents                                 (3,153)            (28,881)
Cash and cash equivalents, beginning of period                        78,985              82,457
-------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                           $  75,832           $  53,576
=================================================================================================
SUPPLEMENTAL INFORMATION:
  Interest paid                                                    $  26,110           $  14,924
  Taxes paid                                                           1,683                 181

NON-CASH FINANCING ACTIVITIES:
  Issue of capital stock                                                  $--          $   1,420

SEGMENT DISCLOSURES

The following table presents the Company's results from continuing operations by reportable segment:

For the three months ended September 30
(in thousands of US dollars) (unaudited)

================================================================================
                                                     2000                1999
--------------------------------------------------------------------------------
REVENUE FROM EXTERNAL CUSTOMERS
  Ski and resort                                  $  47,610           $  40,984
  Real estate                                        65,253              68,667
  Warm-weather                                       17,748              14,122
  Corporate and all other                             1,407               1,945
--------------------------------------------------------------------------------
                                                  $ 132,018           $ 125,718
================================================================================
OPERATING INCOME (LOSS) BEFORE INTEREST,
  DEPRECIATION AND AMORTIZATION,
  AND INCOME TAXES
  Ski and resort                                  $  (1,438)          $  (3,263)
  Real estate                                        12,991              11,000
  Warm-weather                                        2,972               2,465
  Corporate and all other                             1,407               1,945
--------------------------------------------------------------------------------
                                                     15,932              12,147
  Less
    Interest                                         10,640               8,517
    Depreciation and amortization                     7,531               6,543
    General and administrative                        2,052               1,693
--------------------------------------------------------------------------------
                                                     20,223              16,753
--------------------------------------------------------------------------------
                                                  $  (4,291)          $  (4,606)
================================================================================

There have been no changes from the June 30, 2000 audited consolidated financial statements in the basis of segmentation or in the basis of measurement of segment profit or loss.





                                   INTRAWEST

                          Suite 800, 200 Burrard Street
                         Vancouver, B.C. Canada V6C 3L6
                     Tel: (604) 669-9777 Fax: (604) 669-0605
                           Web site: www.intrawest.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                          INTRAWEST CORPORATION

Date: November 29, 2000                   By        /s/ ROSS MEACHER
                                            ------------------------------------
                                            Name: Ross Meacher
                                            Title: Corporate Secretary